UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483), except for the review report of the independent registered public accounting firm included on page 1 and all references thereto.

BANCO SANTANDER (BRASIL) S.A.

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

BANCO SANTANDER (BRASIL) S.A.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. as of September 30, 2011 and the related statements of income and recognized income and expense for the three and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. as of September 30, 2011, and its financial performance for the three and nine-month periods then ended and its cash flows for the nine-month period then ended in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Other Issues

Statements of Value Added

We have also reviewed the statement of value added (DVA) for the nine-month period ended September 30, 2011, prepared under the responsibility of the Management, the presentation of which is required by Brazilian Corporate Law for publicly-held companies, and is considered as supplemental information for IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 26, 2011

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR SEPTEMBER 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Thousands of Brazilian Reais)

		September	December 31,
ASSETS	Note	30, 2011	2010

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		65,295,740	56,800,151

FINANCIAL ASSETS HELD FOR TRADING	4-a	29,783,275	24,821,365
Loans and amounts due from credit institutions		-	47,662
Debt instruments		23,395,318	16,472,413
Equity instruments		363,005	3,283,931
Trading derivatives		6,024,952	5,017,359

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4-a	656,546	17,939,781
Loans and amounts due from credit institutions		92,615	292,034
Debt instruments		229,002	224,388
Equity instruments		334,929	17,423,359

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4-a	44,237,151	47,206,019
Debt instruments		42,850,061	45,477,982
Equity instruments		1,387,090	1,728,037

LOANS AND RECEIVABLES	4-a	194,131,979	174,106,525
Loans and amounts due from credit institutions		20,233,335	22,658,520
Loans and advances to customers	14	173,818,751	151,366,561
Debt instruments		79,893	81,444

HEDGING DERIVATIVES		78,645	115,640

NON-CURRENT ASSETS HELD FOR SALE	5	24,875,309	66,821

INVESTMENTS IN ASSOCIATES	6	417,575	370,586

TANGIBLE ASSETS		4,698,254	4,518,109

INTANGIBLE ASSETS	8	31,112,494	31,962,619
Goodwill		27,217,565	28,312,236
Other intangible assets		3,894,929	3,650,383

TAX ASSETS		16,985,968	14,842,066
Current		2,451,612	1,217,186
Deferred		14,534,356	13,624,880

OTHER ASSETS		2,710,130	1,913,001

TOTAL ASSETS		414,983,066	374,662,683

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR SEPTEMBER 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Thousands of Brazilian Reais)

		September	December 31,
LIABILITIES AND EQUITY	Note	30, 2011	2010

FINANCIAL LIABILITIES HELD FOR TRADING	9	6,637,105	4,784,653
Trading derivatives		6,477,021	4,755,314
Short positions		160,084	29,339

FINANCIAL LIABILITIES AT AMORTISED COST	9	283,178,342	253,340,771
Deposits from credit institutions		42,361,997	42,391,572
Customer deposits		178,638,370	167,949,201
Marketable debt securities		38,111,529	20,086,645
Subordinated liabilities		10,602,524	9,695,105
Other financial liabilities		13,463,922	13,218,248

HEDGING DERIVATIVES		24,595	112

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	5	22,348,839	-

LIABILITIES FOR INSURANCE CONTRACTS	5	-	19,643,129

PROVISIONS	10	9,110,479	9,395,161
Provisions for pensions funds and similar obligations		1,224,597	1,190,108
Provisions for contingent liabilities, commitments and other provisions		7,885,882	8,205,053

TAX LIABILITIES		12,062,877	10,529,625
Current		8,127,883	6,249,466
Deferred		3,934,994	4,280,159

OTHER LIABILITIES		4,628,234	3,605,838

TOTAL LIABILITIES		337,990,471	301,299,289

SHAREHOLDERS' EQUITY	11	76,032,259	72,571,563
Issued capital		62,634,585	62,634,585
Reserves		9,945,761	6,094,885
Treasury shares		(100,949)	-
Profit for the period attributable to the Parent		5,952,862	7,382,093
Less: Dividends and remuneration		(2,400,000)	(3,540,000)

VALUATION ADJUSTMENTS		949,282	783,755
Available-for-sale financial assets		1,122,887	949,597
Cash flow hedges		(173,605)	(165,842)

NON-CONTROLLING INTERESTS		11,054	8,076

TOTAL EQUITY		76,992,595	73,363,394
TOTAL LIABILITIES AND EQUITY		414,983,066	374,662,683

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Thousands of Brazilian Reais, except for per share data)

		Third quarter ended		Nine months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010

Interest and similar income		13,276,525	10,602,265	37,761,696	29,719,575
Interest expense and similar charges		(6,377,016)	(4,566,677)	(17,463,590)	(11,985,412)
INTEREST NET INCOME	14	6,899,509	6,035,588	20,298,106	17,734,163
Income from equity instruments	14	9,509	2,232	59,026	20,086
Income from companies accounted for by the equity method	6 & 14	13,147	11,022	46,596	34,197
Fee and commission income	14	2,232,174	2,028,833	6,487,825	5,798,564
Fee and commission expense	14	(396,292)	(253,174)	(1,003,717)	(691,390)
Gains/losses on financial assets and liabilities (net)	14	(1,775,482)	282,907	(639,514)	1,110,574
Financial assets held for trading		(1,989,834)	60,914	(1,038,496)	744,181
Other financial instruments at fair value through profit or loss		58,529	25,812	60,948	(5,400)
Financial instruments not measured at fair value through profit or loss		193,430	196,079	377,328	307,352
Other		(37,607)	102	(39,294)	64,441
Exchange differences (net)	14	260,611	502,984	373,630	384,424
Other operating income (expense)	14	(45,141)	(104,988)	(220,844)	(210,013)
TOTAL INCOME		7,198,035	8,505,404	25,401,108	24,180,605
Administrative expenses	12 & 14	(3,086,048)	(2,849,315)	(9,012,412)	(8,277,930)
Personnel expenses		(1,644,573)	(1,476,055)	(4,841,624)	(4,247,854)
Other general expenses		(1,441,475)	(1,373,260)	(4,170,788)	(4,030,076)
Depreciation and amortization	14	(359,142)	(308,446)	(1,054,391)	(887,737)
Tangible assets		(146,266)	(117,199)	(419,917)	(347,984)
Intangible assets		(212,876)	(191,247)	(634,474)	(539,753)
Provisions (net)	14	(645,051)	(673,825)	(1,898,818)	(1,592,620)
Impairment losses on financial assets (net)	14	(2,702,761)	(1,811,614)	(7,062,263)	(6,465,659)
Loans and receivables	4-b.2	(2,702,761)	(1,811,353)	(7,062,263)	(6,464,953)
Other financial instruments not measured at fair value through profit or loss		-	(261)	-	(706)
Impairment losses on other assets (net)	14	(9,294)	(6,205)	(23,257)	26,800
Other intangible assets		(2,918)	1,974	(11,868)	(5,423)
Other assets		(6,376)	(8,179)	(11,389)	32,223
Gains on disposal of assets not classified as non-current assets held for sale	14	3,676	29,912	5,163	65,481
Gains on non-current assets held for sale not classified as discontinued operations	14	11,746	5,256	16,565	134,749
OPERATING PROFIT BEFORE TAX		411,161	2,891,167	6,371,695	7,183,689
Income taxes		1,391,080	(956,396)	(415,540)	(1,719,667)
CONSOLIDATED PROFIT FOR THE PERIOD		1,802,241	1,934,771	5,956,155	5,464,022
Profit attributable to the Parent		1,801,416	1,933,853	5,952,862	5,464,548
Profit (loss) attributable to non-controlling interests		825	918	3,293	(526)

EARNINGS PER SHARE (Brazilian Reais)
Basic and diluted earnings per 1,000 share (Brazilian Reais - R$)
Common shares		4.31	4.63	14.25	13.08
Preferred shares		4.74	5.09	15.68	14.39
Profit attributable (Brazilian Reais - R$)
Common shares		918,001	985,491	3,033,578	2,784,733
Preferred shares		883,415	948,362	2,919,284	2,679,815
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	212,841,732	212,841,732	212,841,732
Preferred shares		186,202,385	186,202,385	186,202,385	186,202,385

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Thousands of Brazilian Reais)

	Third quarter ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

CONSOLIDATED PROFIT FOR THE PERIOD	1,802,241	1,934,771	5,956,155	5,464,022

OTHER RECOGNIZED INCOME AND EXPENSE	407,282	40,103	165,527	154,933
Available-for-sale financial assets	759,500	86,964	379,499	267,984
Valuation adjustments	952,930	283,043	756,827	575,336
Amounts transferred to income statement	(193,430)	(196,079)	(377,328)	(307,352)
Cash flow hedges	(9,844)	(24,895)	(12,114)	29,195
Valuation adjustments	(9,844)	(24,895)	(12,114)	29,195
Income taxes	(342,374)	(21,966)	(201,858)	(142,246)
TOTAL RECOGNIZED INCOME AND EXPENSE	2,209,523	1,974,874	6,121,682	5,618,955

Attributable to the parent	2,208,698	1,973,956	6,118,389	5,619,481
Attributable to non-controlling interests	825	918	3,293	(526)
TOTAL	2,209,523	1,974,874	6,121,682	5,618,955

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR SEPTEMBER 30, 2011 AND 2010
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
	Shareholders' Equity

		Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2009		62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense		-	-	-	5,464,548	-	5,464,548	154,933	5,619,481	(526)	5,618,955
Other Changes in Equity
Appropriation of net profit for the period		-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends and interest on capital		-	(1,575,000)	-	-	(255,000)	(1,830,000)	-	(1,830,000)	-	(1,830,000)
Capital increase		22,130	(22,130)	-	-	-	-	-	-	-	-
Equity-instruments-based payment		-	15,358	-	-	-	15,358	-	15,358	-	15,358
Other		-	2,131	-	-	-	2,131	-	2,131	6,271	8,402
Balances at September 30, 2010		62,634,585	6,089,267	-	5,464,548	(1,830,000)	72,358,400	713,975	73,072,375	7,083	73,079,458

Balances at December 31, 2010		62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

Total recognized income and expense		-	-	-	5,952,862	-	5,952,862	165,527	6,118,389	3,293	6,121,682
Other Changes in Equity
Appropriation of net profit for the period		-	7,382,093	-	(7,382,093)	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(3,540,000)	-	-	1,140,000	(2,400,000)	-	(2,400,000)	-	(2,400,000)
Equity-instruments-based payment	13	-	8,778	-	-	-	8,778	-	8,778	-	8,778
Treasury shares	11-c	-	-	(100,949)	-	-	(100,949)	-	(100,949)	-	(100,949)
Treasury shares income	11-c	-	5	-	-	-	5	-	5	-	5
Other		-	-	-	-	-	-	-	-	(315)	(315)
Balances at September 30, 2011		62,634,585	9,945,761	(100,949)	5,952,862	(2,400,000)	76,032,259	949,282	76,981,541	11,054	76,992,595

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Thousands of Brazilian Reais)

	Nine months ended
	September 30,
	2011	2010
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	5,956,155	5,464,022
Adjustments to net profit	8,522,096	8,735,998
Depreciation of tangible assets	419,917	347,984
Amortization of intangible assets	634,474	539,753
Impairment losses on other assets (net)	23,257	5,423
Provisions and Impairment losses on financial assets (net)	8,961,081	8,057,573
Gains (net) on disposal of tangible assets, investments and non-current assets held for sale	(21,728)	(200,230)
Share of results of entities accounted for using the equity method	(46,596)	(34,197)
Changes in deferred tax assets and liabilities	(1,456,499)	4,334
Others	8,190	15,358
Net (increase) decrease in operating assets	(47,752,249)	(42,717,531)
Cash and Balance with the Brazilian Central Bank	(8,153,086)	(21,880,788)
Financial assets held for trading	(4,961,910)	(3,622,434)
Other financial assets at fair value through profit or loss	(4,268,188)	(371,593)
Available-for-sale financial assets	3,348,367	6,046,980
Loans and receivables	(30,562,581)	(23,598,588)
Other assets	(3,154,851)	708,892
Net increase (decrease) in operating liabilities	23,975,564	37,103,289
Financial liabilities held for trading	1,852,452	579,623
Other financial liabilities at fair value through profit or loss	-	(1,795)
Financial liabilities at amortized cost	19,003,979	36,541,766
Other liabilities	3,119,133	(16,305)
Payments of taxes	(2,010,944)	(748,488)
Total net cash flows from operating activities (1)	(11,309,378)	7,837,290

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(1,511,440)	(1,471,037)
Capital increase on investments in associates	(6,356)	-
Tangible assets	(673,924)	(923,291)
Intangible assets	(831,160)	(547,746)
Divestments	64,344	88,933
Tangible assets	22,871	88,933
Intangible assets	0	-
Non-current assets held for sale	35,510	-
Dividends received	5,963	-
Total net cash flows from investing activities (2)	(1,447,096)	(1,382,104)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of new shares	(100,949)	-
Issuance of other long-term liabilities	24,650,670	12,710,692
Dividends paid and interest on capital	(3,965,286)	(2,739,604)
Payments of subordinated liabilities	-	(2,534,750)
Payments of other long-term liabilities	(9,817,791)	(9,686,618)
Increase/Decrease in non-controlling interests	(315)	6,271
Total net cash flows from financing activities (3)	10,766,329	(2,244,009)
NET DECREASE IN CASH (1+2+3)	(1,990,145)	4,211,177
Cash and cash equivalents at beginning of period	9,346,899	18,730,403
Cash and cash equivalents at end of period	7,356,754	22,941,580

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	134,831	46,287
Dividends and interest on capital declared but not paid	412,404	1,632,263
Supplemental information
Interest received	36,912,171	29,476,886
Interest paid	17,121,627	12,053,391

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries conducts operations in three main segments (note 14): (i) Commercial Bank, (ii) Global Wholesale Bank, operating portfolios such as commercial, exchange, investments, credit and financing, mortgage lending, leasing, credit cards, securities brokerage, and buying club management; and (iii) Asset Management and Insurance, conducting insurance, pension plan, capitalization, asset management and insurance brokerage operations. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an updateon the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as adopted by the IASB. To properly understand the information in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies and methods used in preparing these consolidated interim financial statements are the same asthose applied in the consolidated financial statements for 2010, the adoption of new standards and interpretations had no material effect on the consolidated financial statements, except to IFRS 9 - financial instruments, which the Bank is analyzing the impacts from the adoption of this standard.

Paragraph 10 of revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:

  Balance sheet becomes the statement of financial position;

  Statement of recognized income and expense becomes the statement of comprehensive income; and

  Cash flow statement becomes the statement of cash flows.

The Bank has opted to present income and expense items in two separate statements. Additionally, in preparing the consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2009 and 2010.

The consolidated interim financial statements for the period ended on September 30, 2011 was approved by the Board of directors at the meeting held on October 26, 2011.

Standards and Interpretations effective subsequent to September 30, 2011

On 12 May 2011, the IASB published new and revised standards addressing the accounting for consolidation, involvements in joint arrangements and disclosure of involvements with other entities.

IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 - Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

  Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

  Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IAS 27 - Separate Financial Statements (2011) keeps the requirements relating to separate financial statements. The other portions of IAS 27(2008) are replaced by IFRS 10.

IAS 28 - Investments in Associates and Joint Ventures (2011) amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The standards previously mentioned have aneffective date for annual periods beginning on January 2013, with earlier application permitted so long as each of the other standards mentioned are also early applied. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

On 12 May 2011, the IASB also issued IFRS 13 - Fair Value Measurement, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on January 2013 with early application permitted.

On 16 June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (2011) (the “amendments”) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit (assets). Net interest is calculated using high quality corporate Bond yield. This may be lower than the rate currently used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on 1 January 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

On 16 June 2011, the IASB also issued “Presentation of Items of Other Comprehensive Income” (amendments to IAS 1). The amendments to IAS 1 are the result of a joint Project with the US Financial Accounting Standards Board and provide guidance on the presentation of items contained in the comprehensive income (OCI) and their classification within OCI. The amendments are effective for reporting periods beginning on or later 1 July 2012, with earlier application permitted.

The Bank is analyzing the impacts of the adoption of standards and amendments mentioned above and.

c) Estimates made

The results and the determination of equity are sensitive to the accounting policies, measurement basis and estimates used by management in preparing the consolidated financial statements.

In the financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and commitments reported herein.

These estimates basically refer to the following factors:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• Present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

• Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

The Bank uses dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

Allowance for loan losses

The Bank recognizes losses inherent in debt instruments not measured at fair value considering the historical experience of impairment and other circumstances known at the time of assessment. The inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

Impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. Impairment expenses are recorded when there are objective evidence that assets are impaired or that their value is no recoverable. The process of evaluating the potential impairment requires significant judgment.

Assumptions used in the actuarial calculation of the liabilities and commitments of pension fund and similar obligation

The Bank provides retirement and pension benefits that supplement those provided by the Government in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation of these plans is dependent upon a series of assumptions; the principal are as follows:

• assumed interest rates.

• mortality tables.

• annual social security pension revision rate.

• price inflation.

• annual salary adjustments rate.

• the method used to calculate vested commitments to current employees.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

The recognition and measurement of deferred tax items

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

In accordance with the current regulation, the expected realization of the consolidated companies’ tax credits is based on the projection of future income and a technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

All of these estimates are further discussed on the December 31, 2010 and 2009 consolidated financial statements. In the period ended on September 30, 2011 there were no significant changes in the estimates made at 2010 year-end besides those indicated in these interim financial statements.

d) Contingent assets and liabilities

Note 2-q to the Bank's consolidated financial statements for the year ended December 31, 2010 and 2009 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2010 and these interim financial statements' reporting date.

e) Comparative information

The information for 2010 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the information relating to the nine-month periods ended September 30, 2011.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-month periods ended September 30, 2011.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

There were no transactions involving changes in the scope of consolidation for the nine-month periods ended September 30, 2011.

3. Corporate Restructuring

Sale of Santander Seguros

Continuing to process of sale of Santander Seguros released in February 2011, atameeting held on July 13, 2011, the Board of Directors of Banco Santander approved the conclusion of the final documents of the sale of all shares issued by its wholly owned subsidiary, Santander Seguros S.A. (Santander Seguros), and indirectly Santander Brasil Seguros S.A. (Santander Brasil Seguros) to ZS Insurance America , S.L., a holding company based in Spain (ZS Insurance), initially owned by its controlling shareholder, Banco Santander Spain, and Inversiones ZS America SPA ( Inversiones ZS) company established in Chile, (Operation), which were signed on July 14, 2011.

The operation is placed of strategic partnership abroad between Santander Spain and Zurich Financial Services Ltd., involving the acquisition by Holding, all property and casualty insurers and life and pensions of Santander Spain in Argentina , Brazil, Chile, Mexico and Uruguay. Once the operation and acquisition of other assets herein by ZS Insurance, Santander Spain to Zurich to divest 51% of ZS Insurance’ capital stock.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Santander Seguros is primarily engaged in the exploration of the life insurance operations in any of its modalities, as well as annuity plans and private pension income is open and the controlling shareholder of Santander Brasil Seguros, whose main activity is the development of operations insurance damage in any of its modalities.

As part of Operation, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the operation. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently practiced.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

It was not included in Operations’ scope of Santander Capitalização (Santander Capitalização), which remains under control of Banco Santander, as well as insurance brokerage activities, carried out by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros.

On August 23, 2011 Santander received prior approval from Superintendence of Private Insurance (SUSEP) for sale the Santander Seguros (Note 18).

Partial spin-off of Santander Seguros with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Santander Seguros, at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Santander Seguros with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 thousands and refers only and exclusively to the totality of the participation held by Santander Seguros on Santander Capitalização's capital.

The Sancap is in the process of formation and operation of the Partial Split is in the process of approval in Susep on August 9, 2011.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2011 and December 31, 2010 is as follows:

Thousands of Reais			September 30, 2011
		Other
		Financial
	Financial	Assets at Fair	Available-for-
	Assets Held	Value through	Sale Financial	Loans and
	for Trading	Profit or Loss	Assets	Receivables	Total
Loans and amounts due from credit institutions	-	92,615	-	20,233,335	20,325,950
Of which:
Loans and amounts due from credit institutions, gross	-	92,615	-	20,293,982	20,386,597
Impairment losses (note 4b.2)	-	-	-	(60,647)	(60,647)
Loans and advances to customers	-	-	-	173,818,751	173,818,751
Of which:
Loans and advances to customers, gross (1)	-	-	-	184,727,061	184,727,061
Impairment losses (note 4b.2)	-	-	-	(10,908,310)	(10,908,310)
Debt instruments (2)	23,395,318	229,002	42,850,061	79,893	66,554,274
Equity instruments (2)	363,005	334,929	1,387,090	-	2,085,024
Trading derivatives	6,024,952	-	-	-	6,024,952
Total	29,783,275	656,546	44,237,151	194,131,979	268,808,951

(1) From January to September 2011, the Bank, through its branch in Grand Cayman, has acquired Banco Santander Spain, under common condition, portfolio consists of contracts for financing and export credit and import-related transactions entered into with customers in Brazil or their foreign affiliates amounting updated of US$876 million (on December 31, 2010 - US$716 million).
(2) On September 2011, Santander Seguros financial assets were classified as "non-current assets held for sale", including the amount of R$19,819,525 thousand of "other financial assets at fair value through profit or loss - equity instruments", refers to Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL (note 5).

Thousands of Reais			December 31, 2010
		Other
		Financial
	Financial	Assets at Fair	Available-for-
	Assets Held	Value through	Sale Financial	Loans and
	for Trading	Profit or Loss	Assets	Receivables	Total

Loans and amounts due from credit institutions	47,662	292,034	-	22,658,520	22,998,216
Loans and advances to customers	-	-	-	151,366,561	151,366,561
Of which:
Loans and advances to customers, gross	-	-	-	160,558,323	160,558,323
Impairment losses (note 4b.2)	-	-	-	(9,191,762)	(9,191,762)
Debt instruments	16,472,413	224,388	45,477,982	81,444	62,256,227
Equity instruments	3,283,931	17,423,359	1,728,037	-	22,435,327
Trading derivatives	5,017,359	-	-	-	5,017,359
Total	24,821,365	17,939,781	47,206,019	174,106,525	264,073,690

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2010, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated shareholders' equity under “Valuation Adjustments - Available-for-Sale Financial Assets”.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Items charged or credited to “Valuation Adjustments - Available-for-Sale Financial Assets” remain in the Bank's consolidated shareholders' equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

As at September 30, 2011 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, atthat date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in the fair value of these assets are presented under “Valuation Adjustments - Available-for-Sale Financial Assets”. The changes in the balance of valuation adjustments in the interim period are recognized in the unaudited consolidated statement of recognized income and expenses.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the nine-month periods ended September 30, 2011 and 2010 were as follows:

	September 30,
Thousands of Reais	2011	2010

Balance at beginning of the period	9,191,762	10,070,479
Impairment losses charged to income for the period – Loans and receivables	8,385,581	7,053,239
Write-off of impaired balances against recorded impairment allowance	(6,618,579)	(7,636,800)
Exchange differences and other items	10,193	28,667
Balance at end of the period	10,968,957	9,515,585
Recoveries of loans previously charged off	1,323,318	588,286

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$7,062,263 thousand and R$6,464,953 thousand in the nine-month periods ended September 30, 2011 and 2010, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the nine-month periods ended September 30, 2011 and 2010 is as follows:

	September 30,
Thousands of Reais	2011	2010

Balance at beginning of the period	9,348,648	9,899,884
Net additions	9,598,367	7,122,255
Written-off assets	(6,618,579)	(7,636,800)
Balance at end of the period	12,328,436	9,385,339

5. Non-current assets held for sale and Liabilities associated with non-current assets held for sale

Non-Current Assets Held for Sale includes assets not in use and other tangible assets.

According to required by IFRS 5 “ non-current assets held for sale and discontinued operations” and the Technical Pronouncement CPC 31 ,approved by CVM Resolution 598 on September 30, 2011, the sale of equity interest held in the Bank’s subsidiary Santander Seguros reached the status of “ highly probable” with the prior approval issued by Susep, and the assets and liabilities was classified as “non-current assets held for sale” and "liabilities associated with non-current assets held for sale" (Note 3, 4 and 18).

The total of non-current assets held for sale associated Santander Seguros amounts R$24,731,463 thousand, mainly represented by R$21,551,422 thousand of debt and equity instruments (bonds, private securities and Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL). The value of liabilities associated with non-current assets held for sale amounts R$22,349,428 thousand, mainly represented by R$21,278,718 thousand of liabilities for insurance contracts - of technical provision for insurance operations and pension plans.

The respective amounts of Santander Seguros were presented at the segment "Asset Management and Insurance" (note 14).

6. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments

	September 30,	December 31,	September 30,	December 31,
Thousands of Reais	2011	2010	2011	2010

Norchem Holding e Negócios S.A.	21.75%	21.75%	21,419	22,325
Norchem Participações e Consultoria S.A. (1)	50.00%	50.00%	27,803	28,525
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.64%	39.58%	127,939	106,939
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	230,134	202,825
Cibrasec - Companhia Brasileira de Securitização (3)	13.64%	13.64%	10,280	9,972
Total			417,575	370,586

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

	Results of Investments
	Third quarter ended September 30		Nine months ended December 31,
Thousands of Reais	2011	2010	2011	2010

Norchem Holding e Negócios S.A.	(388)	446	1,293	1,290
Norchem Participações e Consultoria S.A. (1)	763	640	2,301	1,741
Companhia de Crédito, Financiamento e Investimento RCI Brasil	5,435	4,961	20,854	17,787
Companhia de Arrendamento Mercantil RCI Brasil	7,506	4,678	21,203	12,651
Celta Holding S.A. (2)	-	-	-	522
Cibrasec - Companhia Brasileira de Securitização (3)	(169)	297	945	206
Total	13,147	11,022	46,596	34,197

(1) Joint-controlled company.
(2) Investment sold in 2010.
(3) Although the participations was less than 20%, the bank presumed significant influence on such participation, which was evidenced due to the Bank’s representation on the Board of Directors of investee, participation in policy-making process, including the Bank's participation in decisions on dividends and material transactions between the Bank and the investee.
(*) Associates companies do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates.

b) Changes

The changes in the balance of this item in the nine-month periods ended September 30, 2011 and 2010 were as follows:

	September 30,
Thousands of Reais	2011	2010

Balance at beginning of period	370,586	419,122
Capital increases	6,107	-
Income from companies accounted for by the equity method	46,596	34,197
Capital gain	249	-
Dividends proposed/received	(5,963)	(13,313)
Balance at end of period	417,575	440,006

c) Impairment losses

No impairment was accounted with respect to investments in associates in the period ended September 30, 2011 and December 31, 2010.

7. Tangible assets

a) Changes

In the nine-month periods ended September 30, 2011 and 2010 tangible asset items were acquired for R$673,924 thousand and R$923,291 thousand, respectively. Also, in the nine-month periods ended September 30, 2011 and 2010 tangible asset items were disposed, and the carrying amounts was R$13,857 thousand and R$23,514 thousand, respectively, giving rise to net gains on disposal of R$5,163 thousand and R$65,419 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended September 30, 2011 and December 31, 2010.

c) Tangible asset purchase commitments

As at September 30, 2011 and December 31, 2010, the Bank did not have any significant commitments to purchase tangible asset items.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated accordingtothe operating segments (note 14).

The base used to evaluate the impairment test is the value in use. For this purpose, management estimates cash flow that is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

The impairment test of goodwill was conducted as at December 31, 2010, and for the current period was not identified any evidence of impairment.

	September 30,	December 31,
Thousands of Reais	2011	2010

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência (1)	-	1,094,671
Total	27,217,565	28,312,236

Operating segments:
Commercial Banking	27,217,565	27,217,565
Asset Management and Insurance (1)	-	1,094,671
Total	27,217,565	28,312,236

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

The changes of goodwill in September 30, 2011 and December 31, 2010 were as follows:

Thousands of Reais	September 30, 2011	December 31, 2010

Balance at beginning of period	28,312,236	28,312,236
Classified as non-current assets:
Real Seguros Vida e Previdência (1)	(1,094,671)	-
Balance at end of period	27,217,565	28,312,236
(1) The amount was redeemed based on the process of the sale of the Santander Seguros (note 3, 5 and 18).

b) Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

Thousands of Reais	Estimated Useful Life	September 30, 2011	December 31, 2010

With finite useful life:
IT developments	3 years	2,712,738	2,405,493
Customer relationship	(1)	4,446,399	4,616,136
Other assets	up to 5 years	256,353	249,397
Accumulated amortization		(2,706,752)	(2,815,200)
Impairment losses (2)		(813,809)	(805,443)
Total		3,894,929	3,650,383

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.
(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities.

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2011 and December 31, 2010 is as follows:

Thousands of Reais	September 30, 2011
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from credit institutions	-	42,361,997	42,361,997
Customer deposits	-	178,638,370	178,638,370
Marketable debt securities	-	38,111,529	38,111,529
Trading derivatives	6,477,021	-	6,477,021
Subordinated liabilities	-	10,602,524	10,602,524
Short positions	160,084	-	160,084
Other financial liabilities	-	13,463,922	13,463,922
Total	6,637,105	283,178,342	289,815,447

Thousands of Reais	December 31, 2010
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from credit institutions	-	42,391,572	42,391,572
Customer deposits	-	167,949,201	167,949,201
Marketable debt securities	-	20,086,645	20,086,645
Trading derivatives	4,755,314	-	4,755,314
Subordinated liabilities	-	9,695,105	9,695,105
Short positions	29,339	-	29,339
Other financial liabilities	-	13,218,248	13,218,248
Total	4,784,653	253,340,771	258,125,424

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

Thousands of Reais	September 30, 2011	December 31, 2010

Demand deposits (1)	306,404	344,072
Time deposits (2)	29,270,268	28,867,406
Repurchase agreements	12,785,325	13,180,094
Total	42,361,997	42,391,572
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

b.2) Customer deposits

Thousands of Reais	September 30, 2011	December 31, 2010

Demand deposits
Current accounts (1)	13,701,568	16,131,836
Savings accounts	30,270,628	30,303,463
Time deposits	75,535,099	68,916,301
Repurchase agreements	59,131,075	52,597,601
Total	178,638,370	167,949,201

(1) Non-interest bearing accounts.

b.3) Marketable debt securities

Thousands of Reais	September 30, 2011	December 31, 2010

Real estate credit notes - LCI	8,695,717	7,614,891
Bonds and other securities	8,099,082	3,351,137
Treasury Bills (1)	18,076,881	6,638,936
Securitization notes (MT100) (2)	2,113,652	1,577,181
Agribusiness credit notes - LCA	1,126,197	904,500
Total	38,111,529	20,086,645

(1) In 2010, National Monetary Council (CMN) allowed financial institutions to issue Treasury Bills. This instrument can be used to expand the long-term financing market; its main features are: minimum term of two years, minimum notional amount of R$300 thousand and only 5% of the issued amount may be early redeemed by the issuer. On September 30, 2011, have a maturity between 2012 to 2016
(2) Obligation incurred from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2008-1 in the amount of US$139 million (December 31, 2010 - US$173 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015, the series 2008-2 in total amount of US$400 million, with charges equivalent to Libor (6 months) + 0.8% p.a., payable semiannually, with the principal payable semiannually in 6 installments between March 2015 to September 2017 (the series' maturity was extended by three years in August 2011), the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable semiannually in 6 installments between March 2012 to September 2014, the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019, the series 2010-1 in the amount of US$250 million, with charges equivalent to Libor (6 months) + 1.5% p.a., payable semiannually, with the principal payable semiannually in 7 installments between March 2013 to March 2016, the series 2011-1 in the amount of US$100 million, with charges equivalent to 4.2% p.a., payable semiannually, with the principal payable semiannually in 9 installments between March 2014 to March 2018 and the series 2011-2 in the amount of US$150 million, with charges equivalent to Libor (6 months) + 1.4% p.a., payable semiannually, with the principal payable semiannually in 5 installments between March 2014 to March 2016. Additionally in September 2011 was amortized the series 2004-1, with charges equivalent to 5.5% p.a.

The changes in the balance of Marketable debt instruments in the nine-month periods ended September 30, 2011 and 2010 were as follows:

Thousands of Reais	September 30
	2011	2010

Balance at beginning of the period	20,086,645	11,439,010
Issues	24,650,670	12,710,692
Payments	(9,817,791)	(9,686,618)
Interest	2,292,409	855,202
Exchange differences and Others	899,596	(374,443)
Balance at end of the period	38,111,529	14,943,843

As at September 30, 2011 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

Thousands of Reais	September 30
	2011	2010

Balance at beginning of the period	9,695,105	11,304,445
Redemption	-	(2,559,755)
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate) (1)	-	(1,680,461)
Perpetual Non-Cumulative Junior Subordinated Securities (indeterminate maturity 8.7% fixed interest rate and amount of issuance U$ 500 million) (2) (3)	-	(879,294)
Interest paid	-	(39,183)
Interest	907,419	736,357
Foreign exchange	-	(9,825)
Balance at end of the period	10,602,524	9,432,039

(1) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. In addition, in the redeemed of the Subordinate CDB, it was established a discount of R$64,188 thousand accounted in "Gains/losses on financial assets and liabilities".
(2) On September 20, 2010, the Bank redeemed in advance the Perpetual Non-Cumulative Junior Subordinated Securities, pursuant to authorization granted by the Central Bank of Brazil on August 4, 2010.
(3) The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

b.5) Other issues guaranteed by the Bank

As at September 30, 2011 and December 31, 2010, there were no debt instruments issued by associates or non-Bank third parties that had been guaranteed by the Bank or any other Bank entity.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	September 30, 2011	December 31, 2010

Provisions for pensions funds and similar obligations	1,224,597	1,190,108
Provisions for contingencies, commitments and other provisions (1)	7,885,882	8,205,053
Of which:
Provisions for contingencies, commitments and other provisions	6,906,276	8,205,053
Contingent liabilities under the responsibility of former controlling stockholders (note 10.b iv)	979,606	-
Total	9,110,479	9,395,161

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

The main judicial and administrative proceedings involving tax and social security obligations are:

• PIS and Cofins - R$6,322,064 thousand (December 31, 2010 - R$5,119,731 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$48,889 thousand (December 31, 2010 - R$278,194 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

• Increase in CSLL tax rate - R$950,163 thousand (December 31, 2010 - R$848,734 thousand) - The Bank and other companies of the Group filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$481,645 thousand (December 31, 2010 - R$473,371 thousand): refers to discussions in several companies in administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$269,696 thousand (December 31, 2010 - R$259,526 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position’s by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the Superior Court decided that the period of prescription for class actions regarding Economic plans is five years from each Economic Plan dates. With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence. Banco Santander believes that its defense’s arguments can be well succeed.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$956,142 thousand, R$14,603 thousand and R$8,861 thousand (December 31, 2010 - R$455,841 thousand, R$30,764 thousand and R$7,180 thousand), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of integral reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals, previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$558 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service issued infraction notices against Banco Santander. The notices refer to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by our former controlling shareholder for payments made by us that were the responsibility of the former controlling shareholder. The Federal Revenue Service deemed the amounts to be taxable income and not reimbursements. The updated amount of all the proceedings is approximately R$633 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$412 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$208 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$108 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$167 million.

• IRPJ and CSLL - Capital Gain - In December 2010 the Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A.) in the total amount of R$197 million with respect to IRPJ and CSLL related to 2005, asserting that the capital gain in the sale of the Real Seguros stocks from ABN AMRO Group to Tokio Marine was taxed at a lower tax rate, 15%, instead of 34%. The amount involved is R$209 million.

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal, which the admissibility of the Supreme Court has been granted. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

11. Equity

a) Issued capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	September 30, 2011			December 31, 2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	26,402,545	25,509,113	51,911,658	38,084,679	36,130,149	74,214,828
Foreign Residents	186,439,187	160,693,272	347,132,459	174,757,053	150,072,236	324,829,289
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(353,842)	(321,675)	(675,517)	-	-	-
Total outstanding	212,487,890	185,880,710	398,368,600	212,841,732	186,202,385	399,044,117

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	September 30, 2011
	Thousands of	Reais per Thousand Shares / Units
	Reais (8)	Common	Preferred	Units

Interest on capital (1)(5)	600,000	1.4366	1.5802	158.0216
Intermediate dividends (2)(5)	273,840	0.6556	0.7212	72.1211
Intercalary dividends (2)(5)	476,160	1.1401	1.2541	125.4059
Interest on capital (3)(5)	550,000	1.3168	1.4485	144.8532
Intermediate dividends (4)(5)	100,000	0.2394	0.2634	26.3369
Interest on capital (6)(7)	400,000	0.9592	1.0551	105.5127
Total in September 30, 2011	2,400,000

(1) Established by the board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the board of Directors in June, 2011, Common Shares - R$1.1193, and Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by the Board of Directors in June, 2011.
(5) The amounts for the interest on capital and dividend intermediate/intercalary were paid on August 29, 2011.
(6) Established by the board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) The amounts for the interest on capital will be paid on date to be timely informed, without any additional amount for monetary correction.
(8) The amounts for the interest on capital and dividend intercalary will be input into de mandatory dividend, recognized in income of 2011.

	December 31, 2010
	Thousands of Reais (9)	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1)(4)	400,000	0.9577	1.0535	105.3477
Intermediate dividends (2)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5)(8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6)(8)	430,000	1.0295	1.1325	113.2488
Intermediate dividends (7)(8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The Amounts for the intercalary dividend and Interest on Capital was paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends was paid on February 25, 2011.
(9) The amount for the intercalary dividends and interest on capital was input into the mandatory dividends, recognized in income of 2010.

c) Treasury Shares

On November 9, 2010 , the Board of Directors approved the Buyback Units Program issued by Banco Santander allowed purchase up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares, valid until November 9,2011. However , in the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Buyback Units Program issued by the Bank was approved, for held in treasury or subsequent sale.

The new Buyback Program aims to : (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of market maker services in Brazil for certain index funds, where the Units are included in the index theoretical portfolio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price fluctuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

On thesame date, the BMF&Bovespa has authorized the purchase of ADRs by Santander Madrid or its affiliates until 3% of the total shares issued by the Bank. Therefore, adding the number of Units/ADRs that may be acquired by the Company and Santander Madrid and its affiliates, that on July 31, 2011 was 18.63%, and shares outstanding could be reduced until 14.13%. This authorization does not imply in losses to the obligation assumed by Santander to reach a free float of 25% until October 7, 2012 (extendable under certain conditions until October 7, 2014), provided in the Contract for Adoption of Corporate Governance Practices Level 2 signed with BMF&Bovespa.

Until September 30, 2011, Santander Brasil acquired and held in treasury 4,700,600 Units, amounting to R$69,960 thousand. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.101599, R$14.883206 and R$16.063394. The Bank also acquired and held in treasury 1,732,900 ADRs, amounting to R$30,989 thousand. The minimum cost, weighted average and maximum price per ADR is US$10.21 . The market value of these shares on September 30, 2011 was US$13,72 per Unit and US$7.32 per ADR.

Additionally, during the period of nine-month of 2011, treasury shares were traded, refer to the services of a market maker that resulted in a gain of R$ 5 thousand, recorded directly in equity in capital reserves.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

d) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% pa in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . Up to the moment of this publication, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

12. Breakdown of income accounts

a) Personnel expenses

	Third quarter ended September 30,		Nine months ended September 30,
Thousands of Reais	2011	2010	2011	2010

Wages and salaries	1,086,880	955,743	3,137,244	2,705,946
Social security costs	247,476	236,552	764,846	708,806
Benefits	212,604	202,617	643,948	583,640
Defined benefit pension plans	3,282	2,535	9,248	11,465
Contributions to defined contribution pension funds	12,916	11,221	40,224	36,312
Share-based payment costs	5,109	11,599	25,847	32,384
Training	27,586	19,538	78,005	55,065
Other personnel expenses	48,720	36,250	142,262	114,236
Total	1,644,573	1,476,055	4,841,624	4,247,854

b) Other general administrative expenses

	Third quarter ended September 30,		Nine months ended September 30,
Thousands of Reais	2011	2010	2011	2010

Property, fixtures and supplies	280,592	253,769	800,869	725,482
Technology and systems	240,971	249,161	767,526	750,179
Advertising	129,782	120,766	332,157	281,008
Communications	143,982	141,229	429,070	421,045
Per diems and travel expenses	46,155	36,462	112,981	107,542
Taxes other than income tax	17,744	15,735	42,291	54,596
Surveillance and cash courier services	133,325	127,528	379,401	380,588
Insurance premiums	1,425	2,290	6,265	6,472
Specialized and technical services	395,313	390,673	1,146,743	1,136,417
Technical reports	90,496	94,163	261,451	278,858
Others specialized and technical services	304,817	296,510	885,292	857,559
Other administrative expenses	52,186	35,647	153,485	166,747
Total	1,441,475	1,373,260	4,170,788	4,030,076

13. Share-based compensation

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The main assumptions used as of September 30, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

On September 20, 2011, pro-rata day expenses were registered in the amounting R$8,778 thousand (September 30, 2010 - R$15,358 thousand) to the Stock Option Plan for Share Deposit Certificates - Units (SOP) and R$10,045 thousand related (September 30, 2010 - R$4,837 thousand) to the Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). Was recorded also in the gain with the oscillation of the market value of the action plan of the PSP for R$6,328 thousand as "Gains (losses) on financial assets and liabilities (net) - Other".

The stock options of Plan SOP may dilute the basic earnings per share in the future. On September 30, 2011, these options were not included in the calculation of diluted earnings per share because they are non-dilutable for the presented period.

b) Global program

The main assumptions used as of September 30, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

As at September 20, 2011, pro-rata expenses were registered in the amount of R8,347 thousand (September 30, 2010 - R$10,583 thousand), related to the costs of the cycles of the Global Program Plans.

c) Share-Based Bonus

The main assumptions used as of September 30, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

As at September 20, 2011, was registered a credit in the amount of R$1,323 thousand referring to the provision for Share-Based Bonus and the gain was recorded with the oscillation of the market value of the share of the plan for R$15,876 thousand as "Gains (losses) on financial assets and liabilities (net) - Other".

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais	Third quarter ended September 30, 2011

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	6,124,938	663,680	110,891	6,899,509
Income from equity instruments	9,509	-	-	9,509
Share of results of entities accounted for using the equity method	13,147	-	-	13,147
Net fee and commission income	1,542,786	196,171	96,925	1,835,882
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,789,306)	272,874	1,561	(1,514,871)
Other operating income/(expenses)	(122,748)	(7,997)	85,604	(45,141)
TOTAL INCOME	5,778,326	1,124,728	294,981	7,198,035
Personnel expenses	(1,488,817)	(134,690)	(21,066)	(1,644,573)
Other administrative expenses	(1,363,862)	(62,562)	(15,051)	(1,441,475)
Depreciation and amortization	(327,699)	(25,542)	(5,901)	(359,142)
Provisions (net)	(632,817)	492	(12,726)	(645,051)
Net impairment losses on financial assets	(2,665,584)	(37,177)	-	(2,702,761)
Net impairment losses on non-financial assets	(7,850)	(1,168)	(276)	(9,294)
Other financial gains/(losses)	15,422	-	-	15,422
PROFIT BEFORE TAX (1)	(692,881)	864,081	239,961	411,161

Thousands of Reais	Nine months ended September 30, 2011

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	18,086,018	1,911,074	301,014	20,298,106
Income from equity instruments	59,026	-	-	59,026
Share of results of entities accounted for using the equity method	46,596	-	-	46,596
Net fee and commission income	4,620,310	596,040	267,758	5,484,108
Gains (losses) on financial assets and liabilities and exchange differences (1)	(760,695)	493,416	1,395	(265,884)
Other operating income/(expenses)	(522,209)	(23,203)	324,568	(220,844)
TOTAL INCOME	21,529,046	2,977,327	894,735	25,401,108
Personnel expenses	(4,396,433)	(380,143)	(65,048)	(4,841,624)
Other administrative expenses	(3,942,889)	(183,885)	(44,014)	(4,170,788)
Depreciation and amortization	(958,648)	(77,610)	(18,133)	(1,054,391)
Provisions (net)	(1,866,680)	3,914	(36,052)	(1,898,818)
Net impairment losses on financial assets	(7,009,038)	(53,225)	-	(7,062,263)
Net impairment losses on non-financial assets	(18,418)	(4,643)	(196)	(23,257)
Other financial gains/(losses)	21,728	-	-	21,728
PROFIT BEFORE TAX (1)	3,358,668	2,281,735	731,292	6,371,695

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Thousands of Reais	Third quarter ended September 30, 2010

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	5,446,238	528,518	60,832	6,035,588
Income from equity instruments	2,232	-	-	2,232
Share of results of entities accounted for using the equity method	11,022	-	-	11,022
Net fee and commission income	1,444,036	224,680	106,943	1,775,659
Gains (losses) on financial assets and liabilities and exchange differences (1)	637,930	123,427	24,534	785,891
Other operating income/(expenses)	(150,353)	(7,163)	52,528	(104,988)
TOTAL INCOME	7,391,105	869,462	244,837	8,505,404
Personnel expenses	(1,339,747)	(121,368)	(14,940)	(1,476,055)
Other administrative expenses	(1,286,525)	(62,592)	(24,143)	(1,373,260)
Depreciation and amortization	(292,567)	(14,021)	(1,858)	(308,446)
Provisions (net)	(666,847)	5,907	(12,885)	(673,825)
Net impairment losses on financial assets	(1,792,693)	(18,921)	-	(1,811,614)
Net impairment losses on non-financial assets	(6,205)	-	-	(6,205)
Other financial gains/(losses)	35,168	-	-	35,168
PROFIT BEFORE TAX (1)	2,041,689	658,467	191,011	2,891,167

Thousands of Reais	Nine months ended September 30, 2010

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage	Total

NET INTEREST INCOME	15,820,910	1,749,761	163,492	17,734,163
Income from equity instruments	20,086	-	-	20,086
Share of results of entities accounted for using the equity method	34,197	-	-	34,197
Net fee and commission income	4,113,618	685,245	308,311	5,107,174
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,235,632	202,830	56,536	1,494,998
Other operating income/(expenses)	(429,829)	(22,428)	242,244	(210,013)
TOTAL INCOME	20,794,614	2,615,408	770,583	24,180,605
Personnel expenses	(3,862,338)	(339,518)	(45,998)	(4,247,854)
Other administrative expenses	(3,793,543)	(175,897)	(60,636)	(4,030,076)
Depreciation and amortization	(801,175)	(38,978)	(47,584)	(887,737)
Provisions (net)	(1,561,449)	1,087	(32,258)	(1,592,620)
Net impairment losses on financial assets	(6,460,869)	(4,790)	-	(6,465,659)
Net impairment losses on non-financial assets	26,799	-	1	26,800
Other financial gains/(losses)	200,230	-	-	200,230
PROFIT BEFORE TAX (1)	4,542,269	2,057,312	584,108	7,183,689

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in the third quarter of 2011 generated losses of R$2,050,162 thousand and of R$1,496,626 thousand on the nine-month of 2011. In the third quarter of 2010 were recorded gains of R$314,284 thousand and on the nine-month of 2010 earnings of R$125,176 thousand.

Thousands of Reais	September 30, 2011

Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	339,254,496	49,223,193	26,505,377	414,983,066
Loans and advances to customers	139,009,892	34,755,299	53,560	173,818,751
Customer deposits	153,254,139	23,911,255	1,472,976	178,638,370

Thousands of Reais	December 31, 2010

Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on September 30, 2011 and 2010:

a) Key-person management compensation

At the meeting held on April 26, 2011, was approved the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540 thousand, covering fixed remuneration, variable and equity-based and other benefits. Additionally, was approved the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, in the amount of up to R$3,960 thousand.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

	Third quarter ended September 30,		Nine months ended September 30,
Thousands of Reais	2011	2010	2011	2010

Fixed compensation	10,646	9,183	35,092	33,965
Variable compensation	26,936	44,121	151,230	117,308
Other	3,343	2,590	8,683	6,511
Total (1) (2)	40,925	55,894	195,005	157,784

(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. And in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) In the period of nine-month ended September 30, 2011, they were paid to the Directors of Santander Seguros and Santander Asset the amount of R$4,844 thousand (September 30, 2010 - R$5,047).

Additionally, in the period of nine-month ended September 30, 2011, charges were collected on key-person management compensation amounting R$15,850 thousand (September 30, 2010 R$18,419 thousand).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	September 30, 2011
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	219,774	0.1%	201,029	0.1%	420,803	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,920,987	17.8%	35,977,040	19.3%	73,898,027	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

The principal transactions and balances are as follows:

Thousands of Reais	Parent (1)	September 30, 2011 Joint- controlled companies	Other Related- Party (2)	Parent (1)	December 31, 2010 Joint- controlled companies	Other Related- Party (2)
Assets
Trading derivatives, net	56,461	-	(251,372)	35,513	-	(125,147)
Banco Santander Spain	56,461	-	-	35,513	-	-
Santander Benelux, S.A., N.V.	-	-	(155,436)	-	-	(118,521)
Abbey National Treasury Services Plc	-	-	(41,160)	-	-	(33,076)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(54,776)	-	-	26,450
Loans and amounts due from credit institutions (1)	1,494,250	411,657	374,903	4,262,254	269,667	277,807
Banco Santander Spain (3)	1,494,250	-	-	4,262,254	-	-
Santander Benelux, S.A., N.V.	-	-	339,874	-	-	258,261
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	411,220	-	-	263,559	-
Companhia de Arrendamento Mercantil RCI Brasil	-	437	-	-	6,108	-
Banco Santander Totta, S.A.	-	-	1,854	-	-	729
Abbey National Treasury Services Plc	-	-	33,175	-	-	18,817
Other Assets	5,757	958	673	27,090	795	2,457
Banco Santander Spain	5,757	-	-	27,090	-	-
Santusa Holding, S.L.	-	-	618	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	958	-	-	529	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	55	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	266	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	2,457
				-	-	-
Liabilities				-	-	-
Deposits from credit institutions	(1,447,603)	(26,967)	(197,050)	(2,167,452)	(76,340)	(1,940,158)
Banco Santander Spain (4)	(1,447,603)	-	-	(2,167,452)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(167,495)	-	-	(75,477)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(1,857,963)
Banco Santander, S.A. – Uruguay	-	-	(4,889)	-	-	(6,538)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(20,942)	-	-	(73,270)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(6,025)	-	-	(3,070)	-
Santander Investment Limited	-	-	(24,272)	-	-	-
Others	-	-	(394)	-	-	(180)
Customer deposits	-	-	(373,956)	-	-	(375,869)
ISBAN Brasil S.A.	-	-	(106,924)	-	-	(129,500)
Produban Serviços de Informática S.A.	-	-	(47,110)	-	-	(43,439)
Universia Brasil S.A.	-	-	(418)	-	-	(3,218)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(216,447)	-	-	(198,236)
Aquanima Brasil Ltda.	-	-	(301)	-	-	-
Others	-	-	(2,756)	-	-	(1,476)
Other Liabilities - Dividends and Bonuses Payable	(276,988)	-	3,062	-	-	(1,704,884)
Grupo Empresarial Santander, S.L. (1)	(118,102)	-	-	-	-	(726,925)
Santander Insurance Holding, S.L.	(168)	-	-	-	-	(1,037)
Sterrebeeck B.V. (1)	(158,718)	-	-	-	-	(976,922)
Banco Madesant - Sociedade Unipessoal (zona Franca da Madeira)	-	-	3,062	-	-	-
Other Payables	(63,115)	-	-	(6,353)	-	(52,586)
Banco Santander Spain	(4,511)	-	-	(6,353)	-	-
Santander Insurance Holding, S.L.	(58,604)	-	-	-	-	(52,358)
ISBAN Brasil S.A.	-	-	-	-	-	(228)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to overnight operations in foreign currency, with interest of 0.17% and 1.20% p.a.
(4) Refers to raising funds through transfers of operations abroad, with maturity until january 2015 and interest between 0.25% and 5.3% p.a.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

	September 30, 2011
Thousands of Reais	Third quarter ended			Nine Months ended
	Parent (1)	Joint- controlled companies	Other Related- Party (2)	Parent (1)	Joint- controlled companies	Other Related- Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions	1,102	12,127	-	3,546	33,304	-
Banco Santander Spain	1,102	-	-	3,546	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	12,127	-	-	33,304	-
Interest expense and similar charges - Customer deposits	-	-	(11,447)	-	-	(25,376)
ISBAN Brasil S.A.	-	-	(2,693)	-	-	(7,860)
Produban Serviços de Informática S.A.	-	-	(960)	-	-	(2,622)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(7,697)	-	-	(14,613)
Others	-	-	(97)	-	-	(281)
Interest expense and similar charges - Deposits from
credit institutions	(56)	(4)	(25)	(14,721)	(624)	(5,038)
Banco Santander Spain	(56)	-	-	(14,721)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	(620)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(4)	-	-	(4)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(5,013)
Others	-	-	(25)	-	-	(25)
Interest expense and similar charges - Marketable debt securities	633	-	-	(1,250)	-	-
Banco Santander Spain	633	-	-	(1,250)	-	-
Fee and commission income (expense)	4,073	5,350	3,036	21,575	10,428	12,487
Banco Santander Spain	4,073	-	-	21,575	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	4,045	-	-	8,096	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	699	-	-	431
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	(551)	-	-	-
Aviación Centaurus, A.I.E.	-	-	2,760	-	-	11,928
Others	-	1,305	128	-	2,332	128
Gains (losses) on financial assets and liabilities (net)	(104,974)	-	(34,013)	(153,549)	-	(403,873)
Banco Santander Spain	(104,974)	-	-	(153,549)	-	-
Grupo Empresarial Santander, S.L.	-	-	-	-	-	-
Santander Insurance Holding, S.L.	-	-	-	-	-	-
Sterrebeeck B.V.	-	-	-	-	-	-
Santander Benelux, S.A., N.V.	-	-	188,174	-	-	(115,874)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(182,263)	-	-	(219,248)
Abbey National Treasury Services Plc	-	-	(39,774)	-	-	(67,276)
Banco Madesant - Sociedade Unipessoal, S.A. (Zona Franc	-	-	-	-	-	-
Others	-	-	(150)	-	-	(1,475)
Administrative expenses and amortization	(45)	-	(65,168)	(238)	-	(180,915)
Banco Santander Spain	193	-	-	-	-	-
ISBAN Brasil S.A.	-	-	(13,430)	-	-	(40,132)
Produban Serviços de Informática S.A.	-	-	(27,285)	-	-	(77,286)
ISBAN Chile S.A.	-	-	(1,141)	-	-	(3,637)
Aquanima Brasil Ltda.	-	-	(5,375)	-	-	(16,125)
Ingeniería de Software Bancario, S.L.	-	-	(8,783)	-	-	(23,104)
Produban Servicios Informaticos Generales, S.L.	-	-	(8,347)	-	-	(18,074)
Others	(238)	-	(807)	(238)	-	(2,557)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

	September 30, 2010
Thousands of Reais	Third quarter ended			Nine Months ended
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions	1,215	15,589	-	1,827	39,455	1,029
Banco Santander Spain	1,215	-	-	1,827	-	-
Abbey National Treasury Services Plc	-	-	-	-	-	1,029
Companhia de Crédito, Financiamento e Investimento	-	15,589	-	-	38,608	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	847	-
Interest expense and similar charges - Customer deposits	-	-	(8,314)	-	-	(19,806)
ISBAN Brasil S.A.	-	-	(2,474)	-	-	(6,423)
Produban Serviços de Informática S.A.	-	-	(716)	-	-	(1,783)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	-	-	(4,964)	-	-	(11,180)
Others	-	-	(160)	-	-	(420)
Interest expense and similar charges - Deposits from credit institutions	(7,831)	(3,035)	(10,857)	(37,111)	(7,845)	(24,278)
Banco Santander Spain	(7,831)	-	-	(37,111)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	(2)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,035)	-	-	(7,843)	-
Abbey National Beta Investments Limited	-	-	(1,975)	-	-	(5,573)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(8,855)	-	-	(18,606)
Others	-	-	(27)	-	-	(99)
Interest expense and similar charges - Marketable debt	573	-	-	(2,018)	-	-
Banco Santander Spain	573	-	-	(2,018)	-	-
Fee and commission income (expense)	51,301	1,713	10,592	58,211	5,074	10,593
Banco Santander Spain	51,301	-	-	58,211	-	-
Companhia de Crédito, Financiamento e Investimento CRI Brasil	-	1,713	-	-	4,631	-
Aviación Centaurus, A.I.E.	-	-	10,592	-	-	10,592
Others	-	-	-	-	443	1
Gains (losses) on financial assets and liabilities (net)	9,667	-	(18,631)	(58,081)	-	(46,186)
Banco Santander Spain	9,667	-	-	(58,081)	-	-
Santander Benelux, S.A., N.V.	-	-	30,753	-	-	63,936
Real Fundo de Investimento Multimercado Santillana Crédito Privado	-	-	(57,944)	-	-	(123,822)
Abbey National Treasury Services Plc	-	-	7,887	-	-	14,639
Others	-	-	673	-	-	(939)
Administrative expenses and amortization	-	-	(61,124)	-	-	(166,486)
ISBAN Brasil S.A.	-	-	(11,649)	-	-	(37,081)
Produban Serviços de Informática S.A.	-	-	(27,263)	-	-	(81,588)
ISBAN Chile S.A.	-	-	(1,065)	-	-	(3,301)
Aquanima Brasil Ltda.	-	-	(5,375)	-	-	(16,126)
Ingeniería de Software Bancario, S.L.	-	-	(6,623)	-	-	(15,324)
Produban Servicios Informaticos Generales, S.L.	-	-	(7,624)	-	-	(10,034)
Others	-	-	(1,525)	-	-	(3,032)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the fair values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	September 30, 2011		December 31, 2010
	Notional Amount	Fair Value	Notional Amount	Fair Value
Trading derivatives
Interest rate risk and other:
Interest rate swaps	55,618,476	6,791,661	53,050,746	15,076,839
Options - purchase and sales	149,823,653	(209,120)	351,261,588	(136,695)
Forward and futures contracts	54,777,871	5,190	81,921,145	10,289
Foreign currency risk:
Exchange - purchase and sales (1)	44,940,659	(7,272,506)	36,923,396	(14,522,887)
Options - purchase and sales	7,285,974	(52,604)	12,351,165	2,193
Forward and futures contracts	55,547,325	285,310	26,713,978	(167,694)
	367,993,958	(452,069)	562,222,018	262,045
Hedging derivatives (2)
Interest rate risk:
Futures contracts (3) (4)	-	-	7,165,189	-
Interest rate swaps (5)	517,749	72,560	549,276	115,528
Foreign currency risk:
Foreign currency swaps (6)	310,465	(18,510)	-	-
	828,214	54,050	7,714,465	115,528
Total	368,822,172	(398,019)	569,936,483	377,573

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In September 30, 2011, the volume of credit derivatives with total return rate – credit risk received corresponds to R$550,571 thousand of cost (December 31, 2010, R$495,066 thousand) and R$493.849 thousand of fair value (December 31, 2010, R$444,330 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$4,540 thousand (December 31, 2010, R$8,121 thousand).
(2) The effectiveness obtained for this operations is established in accordance with the Central Bank, and none were found ineffective portion to be accounted in earnings over the period.
(3) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily.
(4) In the first quarter of 2011, due to the business strategy, the structures of hedge cash flow as they had hedged certificates of deposit (CDB) were discontinued. The net effect of the outstanding debt in equity will be repaid by January 2012, the remaining term of the hedging instruments. The effectiveness obtained for this operation is established in accordance with the Central Bank, and none were found ineffective portion to be accounted in earnings over the period.
(5) The curve value and the fair value of loans and advance to customers classified as hedge market risk item is R$445,538 thousand (December 31, 2010 - R$429,896 thousand) and R$451,055 thousand (December 31, 2010 - R$443,446 thousand), respectively.
(6) On September 30, 2011, the Bank has recorded an operation to "hedge" cash flow - swap the Swiss franc, with a value of R$310,465 thousand and maturing on December 1, 2014, the effect of mark to market recorded in equity, net of taxes. The effectiveness obtained for this portfolio the "hedging" is established in accordance with the Central Bank, and none were found ineffective portion to be accounted in earnings over the period.

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of September 30, 2011.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	27,948	93,252	280,026
Coupon - Other Currencies	(2,060)	(20,604)	(103,018)
Fixed Interest Rate - Reais	(4,019)	(40,190)	(200,952)
Shares and Indices	(3,290)	(8,225)	(16,450)
Inflation	2,732	27,325	136,623
Other	(624)	(6,236)	(31,178)
Total (1)	20,687	45,322	65,051

(1) Amounts net of taxes.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of September 30, 2011.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(167)	(1,673)	(8,364)
TR and Long-term Interest Rate (TJLP)	(2,647)	(26,468)	(132,342)
Fixed Interest Rate - Reais	(37,559)	(375,585)	(1,877,926)
Inflation	(530)	(5,296)	(26,481)
Total (1) (2)	(40,903)	(409,022)	(2,045,113)

(1) Capital market value was calculated with 1.5 year maturity.

(2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in Brazilian Securities Commission (CVM) Instruction 475/2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest and foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest and foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US Dollar Coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other Currencies Coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed Rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and Rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	September 30, 2011	December 31, 2010

Investment funds	106,986,046	102,516,308
Assets under management	8,193,676	8,822,049
Total	115,179,722	111,338,357

d) Third-party securities held in custody

As at September 30, 2011 and December 31, 2010, the Bank held in custody marketable debt securities and equity instruments totaling R$80,883,758 thousand and R$194,063,773 thousand, respectively entrusted to it by third parties.

e) Statements of value added

Thousands of Reais	September 30, 2011		September 30, 2010
Interest and similar income	37,761,696		29,719,575
Net fee and commission income	5,484,108		5,107,174
Impairment losses on financial assets (net)	(7,062,263)		(6,465,659)
Other income and expense	(427,702)		1,305,071
Interest expense and similar charges	(17,463,590)		(11,985,412)
Third-party input	(5,625,556)		(4,993,202)
Materials, energy and others	(397,581)		(377,614)
Third-party services	(3,054,897)		(2,969,237)
Impairment of assets	(23,257)		26,800
Other	(2,149,821)		(1,673,151)
Gross added value	12,666,693		12,687,547
Retention
Depreciation and amortization	(1,054,391)		(887,737)
Added value produced	11,612,302		11,799,810
Added value received from transfer
Investments in affiliates and subsidiaries	46,596		34,197
Added value to distribute	11,658,898		11,834,007
Added value distribution
Employee	4,279,443	36.7%	3,711,349	31.4%
Compensation	3,154,785		2,726,140
Benefits	701,767		643,607
Government severance indemnity funds for employees - FGTS	231,268		207,010
Other	191,623		134,592
Taxes	1,020,012	8.7%	2,310,768	19.5%
Federal	982,522		2,278,469
State	757		524
Municipal	36,733		31,775
Compensation of third-party capital - rental	403,288	3.5%	347,868	2.9%
Remuneration of interest on capital	5,956,155	51.1%	5,464,022	46.2%
Dividends and interest on capital	2,126,160		1,830,000
Profit Reinvestment	3,826,702		3,634,548
Profit (loss) attributable to non-controlling interests	3,293		(526)

Total	11,658,898	100.0%	11,834,007	100.0%

17. Supplementary information – Reconciliation of shareholders’ equity and net income

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		September 30,		December 31,
Thousands of Reais	Note	2011	2010	2010

Shareholders' equity attributed to the parent under Brazilian GAAP		65,472,598	65,899,952	64,850,978
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(175,117)	-
Classification of financial instruments at fair value through profit or loss	d	25,701	12,284	(251)
Redesignation of financial instruments to available-for-sale	a	297,113	493,350	558,032
Impairment on loans and receivables	b	900,973	(15,027)	220,590
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	500,114	254,215	300,000
Reversal of goodwill amortization and others	f	9,140,060	5,907,948	6,736,108
Realization on purchase price adjustments	g	715,719	649,612	639,520
Share based payments	h	29,754	15,357	20,976
Others		(100,491)	29,801	29,365
Shareholders' equity attributed to the parent under IFRS		76,981,541	73,072,375	73,355,318
Non-controlling interest under IFRS		11,054	7,083	8,076
Shareholders' equity (including non-controlling interest) under IFRS		76,992,595	73,079,458	73,363,394

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

		Third quarter ended September 30,		Nine months ended September 30,
Thousands of Reais	Note	2011	2010	2011	2010

Net income attributed to the parent under Brazilian GAAP		865,612	1,016,127	2,689,897	3,032,471
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(299)	-	(899)
Classification of financial instruments at fair value through profit or loss	d	32,051	15,052	29,607	(3,891)
Redesignation of financial instruments to available-for-sale	a	(5,776)	552	3,137	960
Impairment on loans and receivables	b	100,299	45,082	680,383	(15,987)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	84,245	46,006	200,114	37,010
Reversal of goodwill amortization and others	f	821,518	825,547	2,403,952	2,483,176
Realization on purchase price adjustments	g	35,183	(10,712)	76,199	(77,489)
Others		(131,716)	(3,502)	(130,427)	9,197
Net income attributed to the parent under IFRS		1,801,416	1,933,853	5,952,862	5,464,548
Non-controlling interest under IFRS		825	918	3,293	(526)
Net income (including non-controlling interest) under IFRS		1,802,241	1,934,771	5,956,155	5,464,022

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Pension plan discount rate:

In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

d) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments:

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other".

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011

18. Subsequent Events

a) Sale of Santander Seguros

On October 5, 2011, based on prior authorization of SUSEP, was closed the sale operation (Note 3 and 5) of all shares of Santander Seguros, with transfer of 11,251,174,948 and 3 common shares issued by Santander Seguros for ZS Insurance and Inversiones ZS, and the payment of purchase and sale price to the Bank in amount of R$2,751,558.The final purchase and sale price will be set appropriately based on the special balance sheet prepared by Santander Seguros for the period ended September 30, 2011 and the price adjustment mechanisms expressly provided by the Agreement of Purchase and Sale dated July 14, 2011.Once defined the final purchase and sale price, the Bank Will disclose to the public and make the offering of preferred rights to shareholders, in accordance with Article 253 of Law 6.404/76. Due the existence of preference rights of other current shareholders of Santander, until 2,094,968,776 shares sold in the ZS Insurance operation will be blocked in the system of custody and depositary agent available for possible transfer to its shareholders of the Bank that may come to exercise its preferred right to acquire shares of Santander Seguros , for the same final purchase and sale price per share in cash. The Operation, according to the regulations, subject to the approval of SUSEP.

b) Long-Term Incentive Plan

On October 25, 2011, Banco Santander held an Extraordinary Stockholders’ Meeting, which approved the award of Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units for certain officers and managerial employees of the Company and companies under its control.

This plan aims to: (i) align the interests of the Bank and the participants' views on the one hand, the growth and profitability of business and on the other hand, the recognition of the contribution of the participants, (ii) allow for the retention of participants, offering them as an additional advantage, the opportunity to develop or increase their interest as shareholders, in terms, conditions and forms of this Plan, and (iii) promote the good performance of the Bank and the interests of shareholders through a commitment long-term by the participants.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais
				Adjusted
		Participation %		Stockholders'
Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity (5)	Net Income (5)
Santander Seguros S.A. (1) (7)	Insurance and Pension Plans	100.00%	100.00%	2,157,356	304,933
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (6)	Asset manager	99.99%	100.00%	173,809	57,905
Banco Bandepe S.A. (6)	Bank	100.00%	100.00%	4,372,127	305,627
Santander Leasing S.A. Arrendamento Mercantil (6)	Leasing	78.57%	99.99%	9,996,172	797,703
Aymoré Crédito, Financiamento e Investimento S.A. (6)	Financial	100.00%	100.00%	1,059,126	144,866
Santander Administradora de Consórcios Ltda. (6)	Buying club	100.00%	100.00%	4,136	79
Santander Brasil Administradora de Consórcio Ltda. (6)	Buying club	100.00%	100.00%	142,570	29,718
Santander Microcrédito Assessoria Financeira S.A. (10)	Microcredit	100.00%	100.00%	15,444	3,714
Santander Brasil Advisory Services S.A. (2) (10)	Other Activities	96.56%	96.56%	48,926	37,003
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (6) (9)	Dealer	100.00%	100.00%	21,302	11,891
Santander Corretora de Câmbio e Valores Mobiliários S.A. (6)	Broker	99.99%	100.00%	244,344	47,980
Webmotors S.A. (10)	Other Activities	100.00%	100.00%	61,945	11,058
Santander Participações S.A. (2) (9) (10)	Holding	100.00%	100.00%	263,459	30,220
Santander Getnet Serviços para Meios de Pagamento S.A. (10)	Other Activities	50.00%	50.00%	17,190	3,967
Sancap Investimentos e Participações S.A. (Sancap) (1) (3) (10)	Holding	100.00%	100.00%	511,774	-

Controlled by Santander Seguros
Santander Brasil Seguros S.A. (SB Seguros) (1)	Insurance	-	100.00%	149,882	26,522

Controlled by Sancap
Santander Capitalização S.A. (1) (7) (10)	Savings and annuities	-	100.00%	632,155	93,587

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (8) (11)	Insurance	-	99.99%	170,803	28,395

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	-	-

(a) Company over which effective control is exercised.
(1) On September, 2011 the investiment was reclassified for Non Current Assets held for sale (Notes 3, 5 and 18).
(2) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participacoes SA, (ii) change the name of Santander CHP S.A. into Santander Brazil Advisory Services and (iii) amendment of its corporate purposes of both companies. The processes are in phase in approval by CVM.
(3) Company in constitution stage, due to the partial spin-off of Santander Seguros, as mentioned in note 3.
(4) Participation transferred to Sancap through the partial spin-off of Santander Seguros, as mentioned in note 3.
(5) The amounts presented are in accordance with Brazilian accounting practices.
(6) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.
(7) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.
(8) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.
(9) In Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. Both cases are in the process of approval by the Central Bank of Brazil.
(10) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction with CPC - PME - Small and Medium-sized Entities Accounting, correlated to the International Financial Reporting Standards - The International Financial Reporting Standard for Small and Medium-sized Entities (IFRS for SMEs).
(11) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora de Seguros S.A. (Real Corretora) and Santander Serviços, its shareholders approved the merger of the Real Corretora into Santander Serviços, based on their net book values at the base date of September 30, 2010.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopez Galan
Carlos Alberto Lopez Galan Vice-President Executive Officer